[Baker & McKenzie LLP Letterhead]
August 13, 2008
VIA EDGAR AND FACSIMILE
Jeffrey P. Riedler, Esq.
Assistant Director
Sebastian Gomez Abero, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northfield Laboratories Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 12, 2008 File No. 0-24050
Gentlemen:
     We refer to your letter of August 12, 2008 setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 1”) filed by Northfield Laboratories Inc. (“Northfield”) with the Commission on August 12, 2008 (File No. 0-24050).
     This letter and an amendment to an Amendment No. 2 to Preliminary Proxy Statement (“Amendment No. 2”) are being filed today with the Commission via EDGAR. In addition, we are delivering via facsimile a copy of this letter together with a copy of the applicable page of Amendment No. 2 marked to indicate changes from Amendment No. 1 as filed on August 12, 2008.
     The Staff’s comments, indicated below in bold, are followed by responses on behalf of Northfield. All references to page numbers in the responses are to pages in the marked copy of Amendment No. 2.
Executive Compensation, page 10
Summary Compensation Table, page 12
1.	We note your response to our prior comment 1 and the related changes to the preliminary proxy statement. It appears that the amounts reported in the “Option Awards” column are the grant date fair values of the option awards. Item 402(c)(2)(vi) of Regulation S-K requires that you disclose the dollar amount recognized for financial statement reporting purposes with respect to each applicable fiscal year in accordance with FAS 123R and not the grant date fair value of the option awards. Please revise the “Option Awards” column to reflect the dollar amounts recognized for financial statement reporting purposes with respect to each applicable fiscal year in accordance with FAS 123R.

We have revised the Summary Compensation Table on page 12 of Amendment No. 2 in response to this comment to reflect the amount recognized for financial statement reporting purposes with respect to Northfield’s 2007 and 2008 fiscal years in accordance with FAS 123R. In accordance with the transition rules set forth in Securities Act Release 33-8732A and Securities Exchange Act Release 34-54302A, information is not presented for Northfield’s 2006 fiscal year, which ended on May 31, 2006.

2.	For option awards, you must include a footnote in the Summary Compensation Table disclosing all assumptions made in valuation. Disclosure of the assumptions may be made by reference to a discussion of those assumptions in the registrant’s financial statements, footnotes to financials statements, or discussion in the Management’s Discussion and Analysis. Please see Instruction to Item 402(c)(2)(v) and (vi). Please revise your disclosure to provide the footnote required by Instructions to Item 402(c)(2)(v) and (vi).

We have revised the Summary Compensation Table on page 12 of Amendment No. 2 in response to this comment to include a new footnote 2 including the information required under the Instruction to Item 402(c)(2)(v) and (vi).
* * * * *
     Should you have any questions regarding this letter or the Amendment, please contact the undersigned at (312) 861-3730 or Christopher Bartoli at (312) 861-8676.

Sincerely
/s/ Craig A. Roeder
Craig A. Roeder

cc:	Jack J. Kogut Senior Vice President Administration Northfield Laboratories Inc. 1560 Sherman Avenue Suite 1000 Evanston, Illinois 60201-4880

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